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                                                                      EXHIBIT B
                                   Ira Sochet
                                  P.O. Box 756
                           South Miami, Florida 33143

                                 --------------
                                    665-6541

                                  May 19, 2000

VIA FACSIMILE
(847) 823-0795

Board of Directors
Lindberg Corporation
6133 North River Road, Suite 700
Rosemont, Illinois 60018

Gentlemen:

         As you are aware, I have been disappointed for some time with the performance of Lindberg's common stock. At the time of this letter, the price of Lindberg's common stock is languishing close to a 5-year low. Over the years I have developed great respect for Lindberg's management and do not believe that it is responsible for the present state of affairs. In my opinion, Lindberg's Board of Directors has failed to pursue any alternatives whatsoever to increase stockholder value, although the Board repeatedly assured me that it would consider and explore such alternatives. Such failure, along with the lack of liquidity in Lindberg's shares resulting from the concentration of in excess of 75 percent of such shares in less than 10 stockholders, has resulted in a lack of any following for Lindberg's shares in the investment community. At this time I believe that the interests of every Lindberg constituency would be enhanced by a transaction with me in which Lindberg's other stockholders would obtain the best possible price for their shares in the company and that would enable Lindberg to more aggressively pursue the opportunities that exist in its industry at this time.

         Accordingly, I am prepared to offer to acquire the shares in Lindberg that I do not own in a cash transaction in which your other stockholders would receive $9.00 in cash for each share they own, or approximately $44 million in total consideration. This price represents a 20% premium over Lindberg's current share price and 50% premium to tangible book value. I believe that this is a full and fair price that presents a unique and compelling opportunity for the stockholders of Lindberg given the historic price of, and lack of liquidity in, Lindberg's shares.

         It is my strong preference to negotiate a transaction that has the support of Lindberg's Board of Directors. I would like to meet with you and your advisors as soon as possible to finalize a definitive agreement to consummate the transaction outlined above. Such agreement would contain representations, conditions and undertakings customary to a transaction of this nature and would be conditioned on, among other things, assurances that Mr. Thompson, Lindberg's Chief Executive Officer, and Mr. Penley, Lindberg's Chief Financial Officer, would continue to serve as such after the consummation of the transaction. I am available at your convenience to discuss any aspect of my proposal with you.

                                             Sincerely,


                                             /s/ Ira Sochet
                                             ---------------------------
                                             Ira Sochet